02041814

RECEIVED
JUN 2 6 2002
SEC MAIL PROCESSING SECTION
WASH, D.C. 154

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 000-33441

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

MICHIGAN CITY SAVINGS AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CITY SAVINGS FINANCIAL CORPORATION
2000 Franklin Street
Michigan City, Indiana 46360

PROCESSED
JUL 0 5 2002
THOMSON
FINANCIAL

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of BKD, LLP to the incorporation by reference of these financial statements into City Savings Financial Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 333-76060) is set forth as Exhibit 1 hereto.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Michigan City, and the State of Indiana, on this 25th day of June, 2002.

MICHIGAN CITY SAVINGS & LOAN ASSOCIATION EMPLOYEES' SALARY SAVINGS PLAN

By the Administrative Committee:

Thomas F. Swirski

George L. Koehm

Debra G. Moffitt
L.

INDS01 CVS 507000v1

Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust
December 31, 2001

Contents

Independent Accountants' Report 1

Financial Statements

Statement of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 8

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317 383-4000 Fax 317 383-4200
bkd.com

Independent Accountants' Report

Plan Administrator
Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust
Michigan City, Indiana

We have audited the accompanying statement of net assets available for benefits of Michigan City Savings & Loan Association Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2001 and the related statement of changes in net assets available for benefits for the three months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Michigan City Savings & Loan Association Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2001 and the changes in its net assets available for benefits for the three months then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Indianapolis, Indiana
May 24, 2002

Federal Employer Identification Number: 44-0160260

A member of Moores Rowland International

Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust
Statement of Net Assets Available for Benefits
December 31, 2001

Assets

	2001
Investments	$ 129,805
Cash	69
Receivables	
Employer's contribution	955
Participants' contributions	3,294
Net Assets Available for Benefits	$ 134,123

See Notes to Financial Statements

Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Three Months December 31, 2001

	2001
Investment Income	
Net appreciation in fair value of investments	$ 3,353
Interest	128
Net investment income	3,481
Contributions	
Employer	1,927
Participants	7,097
Transfer in from another plan	121,618
Total additions	134,123
Net Increase	134,123
Net Assets Available for Benefits, Beginning of Year	—
Net Assets Available for Benefits, End of Year	$ 134,123

Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2001

Note 1: Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions, which is available from the Plan administrator.

General

The Plan is sponsored by Michigan City Savings & Loan Association (Company) and is a defined-contribution plan covering all full-time employees of the Company who have at least one year of service and are age 21 or older. The Plan was effective October 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 20% of their annual wages. Contributions are subject to certain limitations. The Company matches 50% of the first 6% of an employees contributions. Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and an employer stock fund as investment options for participants.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after three years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures may be utilized to reduce administrative expenses, reduce employer contributions or be allocated to all eligible participants.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount or installments equal to the value of his account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan has not obtained a determination letter in which the Internal Revenue Service typically states that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore is not subject to tax. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2001
Investments at Fair Value as Determined by Quoted Market Price	
Mutual Funds	
PSI S&P 500 Stock Fund	$ 36,621
PSI Stable Value Fund	46,224
PSI S&P MidCap Stock Fund	15,516
Other	13,850
	112,211
Investments at Estimated Fair Value	
Money Market	4,715
Participant Loans	12,948
	17,663
Total investments	$ 129,874

During the three months ended 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $3,353, as follows:

		2001
Investments at Fair Value as Determined by Quoted Market Price		
PSI S&P 500 Stock Fund	$	1,472
PSI Stable Value Fund		346
PSI S&P MidCap Stock Fund		1,175
Government Bond Fund		(2)
PSI International Fund		29
PSI Income Plus Fund		3
PSI Growth & Income Fund		31
PSI Growth Fund		44
S&P 500/Growth Stock Fund		34
S&P 500/Value Stock Fund		38
Russell 2000 Fund		183
Net appreciation in fair value	$	3,353

Interest realized on the Plan's investments for the three months ended December 31, 2001 was $128.

Note 4: Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Bank of New York, which is the trustee of the Plan. Investments in the employer stock fund will be utilized to purchase shares of City Savings Financial Corporation (CSFC). CSFC is the Company's holding company.

The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Supplemental Schedule

Michigan City Savings & Loan Association
Employees' Savings & Profit Sharing Plan and Trust

EIN 35-0512693 PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer (Issue, borrower, lessor or similar party)	Description of Investment (Including nature of investment, i.e., bond, stock, note, etc.; maturity date, interest rate, number of shares, collateral par or maturity value, etc.)	Current Value
Money Market Fund	4,715 shares	$ 4,715
PSI S&P 500 Stock Fund	2,392 shares	36,621
PSI Stable Value Fund	3,485 shares	46,224
PSI S&P MidCap Stock Fund	832 shares	15,516
Government Bond Fund	25 shares	364
PSI International Fund	327 shares	3,105
PSI Income Plus Fund	4 shares	48
PSI Growth & Income Fund	59 shares	767
PSI Growth Fund	55 shares	684
S&P 500/Growth Fund	281 shares	2,407
S&P 500/Value Fund	367 shares	3,697
Russell 2000 Stock Fund	238 shares	2,778
Participant Loan	10.5%	12,948
		$ 129,874

Exhibit 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of City Savings Financial Corporation on Form S-8 (File Number 333-76060) of our report dated May 24, 2002, of our audit on the financial statements of the Michigan City Savings and Loan Association Employees' Savings & Profit Sharing Plan for the three months ended December 31, 2001, which report is included in its Annual Report on Form 11-K.

BKD, LLP

Indianapolis, Indiana
June 25, 2002